Exhibit 99.1

DoubleDown Interactive to Participate in the 24th Annual Needham Virtual Growth Conference on January 14th

SEATTLE, WASHINGTON – January 5, 2022 — DoubleDown Interactive (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital social casino games, announces participation in the upcoming 24th Annual Needham Virtual Growth Conference being held January 10-14, 2022.

Management will present on Friday, January 14, 2022, at 12:30 p.m. ET and will be available for one-on-one meetings throughout the day. A live and archived audio webcast of the presentation will be accessible here and on the company’s investor relations website at ir.doubledowninteractive.com.

About DoubleDown Interactive

DoubleDown Interactive, Co. Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. Our flagship title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Cody Slach or Jeff Grampp, CFA

Gateway Group

1-949-574-3860

DDI@gatewayir.com